FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 17, 2004

Commission File Number  33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

Euro Disney Shareholders Approve Restructuring Plan -

Hear Update of New Investment and Marketing Plans

(Marne-la-Vallée, December 17, 2004)  Shareholders of Euro Disney S.C.A., operator of Disneyland Resort Paris, authorized today the completion of the Company’s restructuring and the launch of an offering for at least €250 million of shares. This offering will be launched with the preferential subscription rights of the shareholders maintained.

2004 Achievements

“Fiscal 2004 witnessed the successful execution of a Memorandum of Agreement for a financial restructuring that when completely effective, is intended to provide capital for liquidity, particularly to deal with periods of business volatility, capital to maintain and rehabilitate our existing asset base, and capital to invest in exciting new attractions to stimulate future growth,” said Jeffrey R. Speed, Chief Financial Officer of Euro Disney S.A.S.

He further noted that the restructuring provides: “a permanent cash improvement of €500 million, of which €400 million is coming from The Walt Disney Company.”  He also described additional sources of liquidity and financing involving: “nominal cash of almost € 1.2 billion, of which approximately € 600 million is coming from Disney.  Equally important, is that more than half of the conditional and unconditional deferrals would be deferred on a long-term basis, beyond the year 2016.”

Mr. Speed also reviewed the fiscal year 2004 financial results, noting that during the last quarter of the period (July, August and September), all of the key revenue drivers of the Resort increased over the comparable prior year period.

Long Term Growth

André Lacroix, Chairman and Chief Executive Officer of Euro Disney S.A.S., discussed the Group’s progress during 2004 related to the launch of its innovative marketing and product development programs as well as the development of a strong international management team.

He reported: “Our priority is to grow the revenues and build the EBITDA of your company every year, while keeping in mind that more time will be necessary before the Company is profitable again. In order to do that, we need to improve attendance figures in the first-timer category, those Europeans who know our product, are interested in visiting, but haven’t come yet.  We know from our high satisfaction rates that once they came, they will come back, thanks to the high quality of the entertainment we offer.”  He specified that, “Guest satisfaction has improved this year, with over 80% of guests rating their experience as “completely” or “very” satisfied.”

For the near-term, Disneyland Resort Paris will be making investment and marketing decisions designed to drive first-time visitation, given that a large part of its core market remains untapped.  “This is where our growth potential lies”, stated Mr. Lacroix. He concluded, “In less than 15 years of operations, we have created a new family vacation experience in Europe and today we are the number one vacation destination in Europe. Guests vacation at Disneyland Resort Paris just like they would at the ocean or the mountains. We have created a young and growing market with an enormous potential.”

Mr. Lacroix indicated that the Company plans on announcing in greater detail its investment program in the new year, although he provided the audience a look into the future of Space Mountain, which will be reprogrammed for “Mission 2” this spring.

After the vote, Mr. Lacroix added: “We thank our shareholders and all of our stakeholders for their strong support during this period, as we approach the final step in the Company’s financial restructuring.  Soon, we hope to be focused on the start of our investment program along with the advancement of our operating strategy.”

During the meeting, Mr. Antoine Jeancourt-Galignani, Chairman of the Supervisory Board of Euro Disney, S.C.A., announced the expiry of the term of office of Sir David Paradine Frost as member of the Board, after six years of dedicated service and strong support.  Sir David Frost did not wish to see his mandate renewed due to his increasingly demanding business schedule in London and New York.  Replacing Sir David Frost is Mr. Martin Robinson, Executive Chairman of Center Parcs UK Plc.  Mr. Robinson brings to the Board the expertise derived from a distinguished career in brand management, marketing and operational leadership.

The Company has until March 31, 2005 to complete its capital increase.  Absent that, the Company, The Walt Disney Company and the Euro Disney Group’s other lenders would have thirty days after March 31 to negotiate a new waiver of debt covenants and reach a new agreement on a financial restructuring.  Absent such a waiver and agreement, the Company would then be unable to meet all of its debt obligations.

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 2,033 additional third-party rooms located on the site), two convention centres, Disney Village (a dining, shopping and entertainment centre) and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  Euro Disney S.C.A.’s shares trade in Paris (SRD), London and Brussels.

Corporate Communication	Investor Relations
Pieter Boterman	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 56 28
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail: pieter.boterman@disney.com	e-mail: sandra.picard.rame@disney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.

This press release is not an offer to sell or a solicitation to buy any securities in the rights offering and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.  The rights offering will be made only by means of an offering document complying with the applicable securities laws of the jurisdiction or jurisdictions in which such rights offering shall be made.  The securities offered in the rights offering have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or in any other jurisdiction absent registration, an applicable exemption from registration requirements or qualification under the applicable securities laws of such jurisdiction.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.

Date: December 17, 2004

	By:	/s/ DIANE FUSCALDO
	Name:	Diane Fuscaldo
	Title:	Director Corporate Controllership